John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-1778
John.Reizian@lfg.com

VIA EDGAR

May 12, 2010

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:      Lincoln Life & Annuity Flexible Premium Variable Life Account M
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-148917; 811-08559; CIK: 0001051629
Post-Effective Amendment No. 4
Lincoln VULONE 2007

Dear Sir or Madam:

Today we are electronically filing on EDGAR a post-effective amendment to the referenced registration statement to add a supplement to the prospectus.  The purpose of this amendment is to provide the policy owner the option to choose between two death benefit tax qualification tests, the Guideline Premium Test and the Cash Value Accumulation Test.  We are also revising certain numerical values that currently are expressed in the prospectus in a number of tables and examples of calculations.

These revisions to the tables and calculations are occasioned by a re-pricing of the insurance elements of the product and are more fully described below:

•	The Surrender Charge for a Representative Insured shown in “Table I: Transaction Fees” has changed.
•	The Cost of Insurance Charge shown for a Representative Insured shown in the Cost of Insurance section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has changed.
•	The Administrative Fee charge shown for a Representative Insured shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has been changed.
•	The Policy Loan Interest Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” has changed.

Pursuant to Securities Act Release No. 33-6510, we request selective review of this registration statement.  Selective review is appropriate as the language added to provide a Cash Value Accumulation Test has been previously reviewed and made effective in the Lincoln AssetEdgesm VUL (File Nos. 333-146507), administered by The Lincoln National Life Insurance Company.  Moreover, the changes to the rates and tables are consistent with the changes previously accepted with respect to the nationwide version of Lincoln VULONE 2007 (File No.: 333-139960).

Please contact me at (860) 466-1539, with any questions or comments you may have with regard to this filing.
I am representing LLANY in these matters.
Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel